UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-66973

AERCO LIMITED
(Exact name of registrant as specified in its charter)

22 Grenville Street St. Helier Jersey, JE4 8PX Channel Islands
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Subclass B-1 and C-1 Notes due July 15, 2023 Subclass A-3, A-4, B-2 and C-2 Notes due July 15, 2025
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicated the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers)	☐

Part I

Item 1.  Exchange Act Reporting History

A.           AerCo Limited (the “Company”) first incurred the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on July 15, 1998.

B.           The Company has filed or submitted all reports required under Exchange Act Section 15(d) and corresponding Commission rules until its filing of Form 15 on August 26, 2003.

Item 2.  Recent United States Market Activity

Not applicable.

Item 3.  Foreign Listing and Primary Trading Market

Not applicable.

Item 4.  Comparative Trading Volume Data

Not applicable.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

The number of record holders of Subclass A-3 of our Notes due July 15, 2025 on a worldwide basis is 15. The number of record holders of Subclass A-4 of our Notes due July 15, 2025 on a worldwide basis is 9. The number of record holders of Subclass B-1 of our Notes due July 15, 2023 on a worldwide basis is 6. The number of record holders of Subclass B-2 of our Notes due July 15, 2025 on a worldwide basis is 3. The number of record holders of Subclass C-1 of our Notes due July 15, 2023 on a worldwide basis is 5. The number of record holders of Subclass C-2 of our Notes due July 15, 2025 on a worldwide basis is 3. The date used for purposes of this Item 6 is March 30, 2007.

Item 7.  Notice Requirement

A.           The date of publication of the notice required by Rule 12h-6(h) is July 29, 2007.

B.           The Company intends to post the notice on its website: www.aerco-group.com.

Item 8.  Prior Form 15 Filers

The Company filed Form 15 on August 26, 2003 to suspend its reporting obligations under Section 15(d) of the Exchange Act regarding the above mentioned Subclasses of Notes but is relying for purposes of filing this Form 15F on Rule 12h-6(c).

Part II

Item 9.  Rule 12g3-2(b) Exemption

Not applicable.

Part III

Item 10.  Exhibits

See Exhibit 1 hereto for a copy of the notice to be published on our website referenced in Item 7 above.

Item 11.  Undertakings

The Company hereby undertakes to withdraw this Form 15F if, at any time after the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F, it did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Exchange Act, AerCo Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, AerCo Limited certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

AERCO LIMITED

By:	/s/ G. Adrian Robinson
	Name:	G. Adrian Robinson
	Title:	Director

Date:      July 27, 2007